SIGMA LITHIUM PRICES OFFERING OF US$ 125 MILLION CONVERTIBLE BONDS DUE 2031, UPSIZED BY 25%

HIGHLIGHTS

•	Sigma Lithium prices US$125 million, 5-year convertible bond offering due 2031, upsized by 25%.
o	Primary use of net proceeds: repay Senior Secured Debt with Synergy Capital.
o	Lowers cash interest costs enabling the Company to build operating cash flow: a fixed coupon of 7.00% p.a. replaces a floating coupon of 11.45% p.a. (SOFR, 4.5% + 6.95% p.a.)
o	Sets a healthy conversion premium of 25% over US$5.21, the Nasdaq closing price on November 2, 2026, resulting in a conversion price of US$6.51, without conversion during the first 12 months.
•	The convertible bond significantly extends repayment duration to 2031.
•	Greater financial flexibility for future growth plans by replacing secured borrowing with unsecured financing, with Synergy Capital’s security to be released upon repayment.
o	Significantly reduces short-term debt by approximately 80%, from US$125 million
•	The successful transaction is a result of the Company’s consistent track record of strengthening its balance sheet, demonstrating financial discipline over the last two years:
o	More than US$90 million in debt repaid since 2Q 24 through cash generation.
o	Total debt reduced by approximately 40% over two years, to US$125 million on October 21, 2026.
o	Sigma Lithium has been self-funded since July 2023, without any equity issuance since 2021.
•	The transaction demonstrates strong investor support for continued execution of Sigma’s management strategy and growth plans.

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Toronto, Ontario – November 2, 2026 – Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of industrial-mineral lithium oxide concentrate in the Americas¹, is pleased to announce that the upsized US$125 million offering (the “Offering”) of senior unsecured convertible bonds due 2031 (the “Bonds”), convertible into CHESS Depositary Interests (the “CDIs”), listed on ASX Limited, over common shares in the Company, which launched on November 2, 2026, has priced. The Offering was upsized by 25% from the initially launched US$100 million. The Bonds will bear a fixed coupon of 7.00% p.a. The conversion premium is confirmed at 25% over US$5.21, being the closing price of the common shares on the Nasdaq on November 2, 2026 (the “Reference Price”), resulting in a conversion price of US$6.51.

Each CDI represents one common share of Sigma Lithium. The Bonds were offered solely outside Canada and the United States to non-U.S. persons, in accordance with OSC Rule 72-503 and in reliance on Regulation S under the United States Securities Act of 1933, as amended. The net proceeds will refinance in full the Company’s Senior Secured Debt with Synergy Capital and extend its debt maturity profile to 2031.

RATIONALE FOR THE OFFERING

The Offering, the Company’s first convertible bond issuance, refinances Sigma Lithium’s largest near-term debt obligation and aligns its debt profile with the planned production expansion. The Senior Secured Debt with Synergy Capital matures in June 2027, following the maturity extension announced on October 23, 2026. The repayment of this debt:

•	Significantly lengthens the recently extended maturity from June 2027 to 2031, reducing short-term debt by approximately 80%, from US$125 million on a pro forma basis.
•	Replaces a floating rate of SOFR + 6.95% p.a. of the Senior Secured Debt with a fixed 7.00% p.a. coupon, lowering and fixing cash interest costs.
•	Replaces secured debt with unsecured debt, releasing Corporate Security tied up in connection with the previous Senior Secured Debt.
•	Moves the earliest repayment date to 2029 (investor put) and final maturity to 2031.

The conversion is set at a 25% premium to the Reference Price and is not available for the first 12 months after closing, other than in limited circumstances.

USE OF PROCEEDS

The Company intends to use the net proceeds to repay in full the outstanding amounts under the Senior Secured Debt agreement with Synergy Capital. The balance of proceeds will be applied to growth capital expenditure and general corporate purposes.

KEY TERMS OF THE BONDS

•	Size: US$125 million (upsized by 25% from US$100 million);
•	Coupon: 7.00% p.a. fixed, payable quarterly in arrears;
•	Maturity: approximately November 2031, 5 years from the closing date of the Bonds (the “Closing Date”). Unless previously redeemed, repurchased or converted in accordance with their terms, the Bonds will be redeemed at 100% of principal plus accrued but unpaid interest;
•	Investor put: holders may require redemption of 100% of principal at the end of year 3 (approximately November 2029);
•	Conversion: into CDIs (one CDI per common share) at a conversion price of US$6.51 (the “Conversion Price”), being a 25% premium to the Reference Price. Conversion is available from 12 months after the Closing Date to 5 business days before maturity, subject to certain customary exceptions;
•	Dividend protection: full adjustment of the Conversion Price for dividends paid by the Company; and
•	Ranking: unsubordinated and unsecured obligations of Sigma Lithium.

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TIMETABLE AND LISTING

Following pricing on November 2, 2026, the Offering is expected to close on or about November 16, 2026, subject to all necessary regulatory and stock exchange approvals, including TSX Venture Exchange approval.

The Company has applied for the Bonds to be listed on the Vienna MTF operated by the Vienna Stock Exchange (or an appropriate alternative exchange), with the listing of the Bonds expected to become effective as soon as reasonably practicable after the Closing Date.

IMPORTANT NOTICES

The Bonds are solely being offered for sale in jurisdictions outside Canada pursuant to applicable regulatory requirements and in accordance with OSC Rule 72-503 – Distributions Outside Canada (“OSC Rule 72-503”), provided it is understood that no prospectus filing or comparable obligation, ongoing reporting requirement or requisite regulatory or governmental approval arises in such jurisdictions. The Bonds and any underlying securities thereunder, issued to investors outside of Canada pursuant to OSC Rule 72-503 will not be subject to a hold period under Canadian securities laws.

The Bonds and the common shares represented by CDIs issuable upon conversion of the Bonds have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration under the Securities Act or an applicable exemption from its registration requirements. The Bonds are being offered and sold only outside the United States in reliance on Regulation S under the Securities Act. This announcement does not constitute or form part of any offer for sale or subscription of, or solicitation or invitation of any offer to buy or subscribe for, any securities in the United States or in any jurisdiction in which such offer or solicitation would be unlawful, nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or “the Company”) is the largest industrial-mineral producer of lithium oxide concentrate in the Americas¹ and is dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security. The Company runs one of the world’s largest lithium production sites—the fifth largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium currently has a nameplate capacity to industrialize 330,000 tonnes of lithium oxide concentrate on an annualized basis at its mine and state-of-the-art Cleantech Industrial Plant.

Sigma Lithium is at the forefront of environmental and social sustainability in the battery materials supply chain. Its Cleantech Industrial Plant combines nearly 100% water reuse, zero use of toxic chemicals, no tailings mud dams, and 100% renewable electricity. For more than three years, Sigma Lithium has recorded no lost-time accidents.

The Company plans to resume its Phase 2 expansion in 2027, which is designed to nearly double annual production capacity to 580,000 tonnes. It also plans a Phase 3 expansion to increase capacity further to 830,000 tonnes. For more information about Sigma Lithium, visit our website.

(1)	USGS.

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FOR INFORMATION PLEASE CONTACT

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Gabriel Chefaly, Investor Relations Manager

gabriel.chefaly@sigmalithium.com.br

+55 19 9 9848 2231

Jessica Fertig, Investor Relations Advisor and International Media Contact

jessica@taumedia.com.au

+61 408 855 855

Brazilian Media Contact

media@sigmalithium.com.br

PLEASE FOLLOW US ON SOCIAL MEDIA

Sigma Lithium
@sigmalithium
@SigmaLithium

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ASX STATEMENT

This announcement has been authorized for release by Sigma Lithium’s CEO.

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, the completion and terms of the Offering and the use of proceeds therefrom, the expected Closing Date and the receipt of all required regulatory and stock exchange approvals, production guidance for the next 12 months and FY27, the second mine and the Phase 2 and Phase 3 expansion plans, lithium prices, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur are forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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